UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 April 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following advertisement:

TNT Post provides more clarity on effects of cost-saving initiatives - The postal company is aiming for a mix of operational efficiency measures and changes to the employment package in order to limit job loss

3 April 2007

3 April 2007

TNT Post provides more clarity on effects of cost-saving initiatives - The postal company is aiming for a mix of operational efficiency measures and changes to the employment package in order to limit job loss

Today TNT Post provided more clarity to its employees of the effect on jobs of the measures the company will be taking to safeguard its success in the longer term in a postal market that is experiencing declining volumes and increasing competition. The company hopes that it can avoid large-scale involuntary redundancies by complementing its operational efficiency measures with changes to employment conditions and benefits to bring these in line with the market.

TNT Post does not believe that operational efficiency measures alone will be sufficient to achieve the cost savings of 300 million euros that were announced on 4 December 2006. This would result in 11,000 employees losing their jobs between 2007 and 2010. Because natural attrition and job mobility programmes would be insufficient to absorb this level of job loss, large-scale involuntary redundancies would be the inevitable result. TNT Post does not see this as socially preferable.

TNT Post has opted for an alternative in which operational efficiency measures will be combined with changes to the employment package and additional incentives to encourage employees to leave the company.

In this approach, employee wages will be, at best, frozen at the present level for the next two and a half years. In addition, other conditions of employment will have to be brought more in line with the market. With these measures the company believes it can limit the loss to between 6,500 and 7,000 jobs, most of which can be absorbed by natural attrition and assisted reemployment. TNT Post emphasises however that unfortunately it may not be possible to avoid involuntary redundancies.

TNT Post will continue to work out the measures in more detail in the course of 2007 and discuss these during that time with the works councils and trade unions. The company plans to start implementing the measures at the end of the year and expects to achieve the first cost savings in 2008.

About TNT Post

TNT Post processes 16 million postal items (including 350,000 parcels) each day and delivers to more than 7.6 million addresses in the Netherlands. The company is broadening its horizons internationally through acquisitions in Europe and Asia. Services that transform electronic data into physical mail are becoming increasingly important. TNT Post’s main business is mail: collecting, sorting, transporting and delivering letters and parcels. The company also specialises in data and document services, direct mail, e-commerce and international mail. TNT Post employs some 58,000 people. For 2006, TNT Post reported sales of 4.065 billion euros. TNT Post is part of TNT N.V. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 3 April 2007